Exhibit 13.3

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at March 14, 2008, the date on which the MD&A was approved by the Company’s board of directors. For additional information, readers are referred to the Company’s annual information form (“AIF”), which is published separately. Additional information relating to the company is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

Overview of Cascades’ markets

Segments	Region	Main Manufacturing Markets/Products	Capacity(1)	Main Converted Markets/Products	Key Market Characteristics
PACKAGING
Boxboard	North America

Virgin boxboard

•     Solid bleached sulphate board (SBS)

•     Solid unbleached sulphate board (SUS)

•     Coated natural kraft (CNK)

Recycled boxboard

•     Coated recycled boxboard (CRB)

•     Uncoated recycled boxboard (URB)

Virgin SBS 5.9 SUS & CNK 2.5 Recycled CRB: 2.3 URB: 5.0

Virgin boxboard grades and CRB

•     General folding cartons

•     Food and beverage packaging

•     Cosmetics and pharmaceuticals packaging

•     Quick-service restaurant packaging

•     Food and beverage packaging

•     Cup stocks

Uncoated recycled boxboard

•     Industrial packaging

•     Tubes, cores, cans and drums

•     Healthier manufacturing supply & demand balance following major capacity closures in SBS and CRB markets in 2005-2006

•     Strong export market for the virgin grades

•     Strong industry leaders in each manufacturing sub-category (products)

•     Overcapacity in the folding carton converting industry

•     Folding cartons competing for market shares with plastic packaging

Europe

Virgin boxboard

•     Coated duplex (GC)

•     Liquid packaging board (LPB)

•     Solid unbleached sulphate board (SUS)

•     Solid bleached sulphate board (SBS)

Recycled boxboard

•     White-lined chipboard duplex (GD)

•     White-lined chipboard triplex (GT)

•     Grayboard (GK)

Virgin 2.8 Recycled 3.6 (excluding Grayboard)

Virgin boxboard grades and White-lined chipboard

•     Folding carton

•     Food and liquid packaging

•     Cup, plate, dish and tray stocks

•     Cosmetics and pharmaceuticals packaging

•     Cigarette packaging

Grayboard

•     Industrial packaging

•     Tubes, cores, cans and drums

• Competitive recycled boxboard market due to diminishing overseas exports • Pressure from imports due to the strong euro • Growing consumption in Eastern countries

Containerboard (Norampac)	North America	Virgin board • Unbleached kraft linerboard • Semichemical medium • White-top linerboard Recycled board • Recycled linerboard • Recycled medium	Linerboard (virgin & recycled) 25.8 Medium (virgin & recycled) 10.5	Corrugated boxes • Food packaging, beverage and agricultural products packaging • Paper products packaging • Petroleum and derivative products packaging

•     Healthier manufacturing supply & demand balance following major capacity closures in 2005-2006

•     Strong export market for virgin linerboard

•     Overcapacity in the corrugated box converting industry

•     Packaging of non-durable goods represents around 80% of final demand

	Europe	Virgin board • Bleached and Unbleached kraftliner • Semichemical (SC) fluting • White-top liner Recycled board • Testliner (1-4) • Recycled fluting	Containerboard 30.0	Corrugated boxes • Food packaging, beverage and agricultural products packaging • Paper products packaging • Petroleum and derivative products packaging

•     Healthier manufacturing supply & demand balance following major capacity closures in 2006

•     More independent producers than in North America

•     Pressure from North American imports of virgin linerboard

Specialty products	North America

Industrial packaging

•     Uncoated board for industrial and papermill packaging

Specialty papers

•     Fine papers

•     Kraft paper

•     Backing for vinyl flooring

•     De-inked pulp

Consumer product packaging

•     Moulded pulp

•     Plastic products

N/A

Industrial Packaging

•     Papermill packaging (Roll headers and wrappers)

•     Honeycomb packaging products

•     Laminated boards

Specialty papers

•     Fine papers

•     Copy paper

•     Envelopes and security paper

•     Kraft paper

•     Butcher paper and envelopes

•     Grease resistant paper

Consumer product packaging

•     Moulded pulp products

•     Cup trays

•     Filler flats

•     Plastic products

•     Packaging for food industry (meat trays, translucent containers, foam plates and bowls)

•     Outdoor furnitures (deck board, benches and tables)

Industrial packaging

•     Papermill packaging

•     Consolidating mature market

•     Honeycomb packaging products

•     Growing demand

Specialty papers

•     Fine papers

•     Growing demand for recycled and niche products

•     Kraft paper

•     Growing demand for recycled paper and gaining market shares over plastic bags

•     De-inked pulp

•     Growing demand and consolidated market

Consumer product packaging

•     Moulded pulp products

•     Overcapacity but growing demand

•     Plastic products: packaging for food industry

•     Overcapacity but growing demand for bio-compostable products

TISSUE PAPERS
	North America	Retail market Away-from-home market (AfH) Parent Rolls	Tissue papers 9.2	• Bath tissue • Paper towels • Paper hand towels • Facial tissue • Napkins	• Balanced supply & demand • Growing demand with population growth • Strong industry leaders

Sources: RISI (Paper Packaging Monitor, European Paper Packaging Monitor, World Tissue Capacity Report 2007).
(1) 2007 Manufacturing capacity in millions short tons.

Cascades’ position in its markets(1)

Segments	Region	Type of operations	Main Markets /Products	Number of Units (2)	Capacity (3)	Position of Cascades in its Markets (4)
PACKAGING
Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	11 (5)	479	No. 1 in Quick Service Restaurant (QSR) in North America
		Others	• Pulpmill	1 (6)	90	N/A
	Europe	Manufacturing	• Coated virgin boxboard (GC)	2 (7)	209 (7)	5th in virgin boxboard
Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	6	1,129	One of two leading producers in Canada 7th largest containerboard producer in North America
		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	27	Shipments (2007) 13.378 bsf	7th largest corrugated box producer in North America
	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	152	N/A
Specialty products	North America	Manufacturing	Industrial packaging • Uncoated board for industrial and papermill packaging Specialty papers • Fine papers • Kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers) • Honeycomb packaging products • Laminated boards Specialty papers • Fine papers Consumer product packaging • Moulded pulp products • Cup trays • Filler flats • Plastic products • Packaging for food industry (meat trays, translucent containers, foam plates and bowls) • Outdoor furnitures (deck board, benches and tables)	16	Papermill packaging 208 Honeycomb 50 Fine papers 110 Moulded pulp 18.5 M kg Plastic 25.5 M kg

Largest producer of papermill packaging in North America Largest producer of honeycomb products in Canada Major producer of egg trays and four-cup carriers Largest meat processing packaging producer in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,500 (brokered and processed in 2007)	Largest recycled paper collector in Canada 11 th largest recycled paper collector in the world
		Others	• De-inked pulp	2	153	N/A
	Europe	Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers)	2	33	N/A

TISSUE PAPERS
	North America	Manufacturing	• Parent rolls	3	176 (8)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	413 (8)	4th largest North American tissue papers producer
		Converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	3	N/A	Strong expertise in the environmentally-friendly products and in the private label segment of the retail market
Total				109	3,086 (manufacturing only)

(1) As at December 31, 2007. See the Annual Information Form for additionnal information.

(2) Production and sorting facilities units only; excluding sale offices, distribution and transportation hubs, as well as corporate offices.

(3) Thousand short tons unless otherwise noted.
(4) Based on manufacturing capacity. Sources: Risi, World Tissue Capacity Report 2007, Moore and Associates.
(5) Excluding the Bakersfield, California plant closed in Q1 2008.
(6) Excluding the sawmill operations which are classified as discontinued operations. The pulpmill is indefinitely shut.
(7) Excluding the participation in Reno de Medici S.p.A..
(8) Theoretical capacity.

Business model: the closed loop system

Cascades’ business model has significantly evolved in recent years. From a pure paper and board manufacturer, the Company has emerged as the largest collector and processor of recycled papers in Canada as well as a major converter of corrugated packaging containers, folding cartons, tissue and several specialized products. In fact, Cascades is now integrated, both upstream and downstream, in most of its business lines. It can therefore offer a full range of converted and printed products, as well as on-site collection to its clients. This is what we call the “closed-loop system”.

(1)  Including the six manufacturing and converting tissue paper facilities.

Two significant equity investments with strong potentiel

BORALEX

Cascades owns a 34% equity investment in Boralex, a renewable energy producer publicly traded at the Toronto stock exchange (symbol: BLX). Boralex is one of Canada’s largest and most experienced private-sector companies in the renewable power industry. It currently operates 21 sites, with a total installed capacity of 351 MW. Its facilities are located in Québec, the northeastern United States and France, in three types of production: wind power, hydroelectric power and thermal power. Boralex’s growth strategy is built on diversification by segment and geographic location, and on maintaining state-of-the-art expertise in power station development, acquisition, operation and maintenance.

RENO DE MEDICI S.p.A.

In 2007, Cascades announced the merger of its European recycled cartonboard business with an Italian company publicly traded at the Milan stock exchange, Reno De Medici S.p.A. (symbol: RM). In this transaction, effective March 1, 2008, Cascades contributed its two recycled boxboard manufacturing assets and its sheeting centre in exchange of a 31% equity investment in Reno de Medici. This combination creates a new leader in the cartonboard industry with a capacity of more than one million tonnes per annum, and will result in an operationally and financially stronger company that will be better positioned to meet the demands of global customers.

Long-term objectives

1.  Maximize our return on assets

Cascades’ aim is to maximize its return on assets over the long term, by working mainly at two levels: increasing its profitability through revenue improvement and cost control measures, as well as optimizing its asset base. In fact, Cascades announced several strategic initiatives, including closures, divestitures and acquisitions, over the past three years, and will continue down that path in the future.

2.  Achieve better financial results through sustainable development

Cascades has proven that economic interests can blend perfectly with ecological principles, when they are combined with a clear vision as well as a management style that raises awareness and improves active participation of all its employees. In fact, Cascades believes that a better environmental performance will translate to a growing demand for its products, lower costs and less risk for its shareholders. The Company firmly intends to continue achieving its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

In the short term, the financial performance of Cascades’ North American boxboard segment remains its top priority, given its low return on assets in comparison to the other segments. In addition, Cascades will continue to focus on certain specific factors in order to improve the profitability of its tissue operations.

	2005	2006	2007
Return on assets (%) (2)	Total	Total	Total
Packaging
Boxboard	6%	5%	4%
Containerboard	11%	15%	12%
Specialty products	6%	11%	10%
Tissue papers	18%	22%	12%
Consolidated return on assets (%) (2)	8.4%	10.8%	8.9%

(1) Last twelve month (LTM) operating income before depreciation and amortization (OIBD) excluding specific items.
(2) Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items / LTM average of total quarterly assets. See “Supplemental information on non-GAAP measures”.

Strategy

Focus on packaging and tissue

The focus on packaging and tissue is one of the main characteristics that make Cascades unique in the industry in North America. Effectively, through asset purchases and internal growth, we have positioned ourselves in the packaging and tissue segments, which are more consumer-oriented markets with healthy fundamentals. In these businesses, we operate in different geographic locations and we are often among the market leaders.

Optimize use of recycled fibre

Cascades produces the majority of its products from recycled fibre. We manufactured approximately 3 million tons of packaging, tissue products and specialty papers and boards last year. The overall purchase content of recycled fibre is estimated to be close to 80%. We intend to continue to use recycled fibre as our main source of raw materials. We benefit from more than 40 years of experience with this type of raw material and the volume of our purchases gives us a unique position in North America. Despite the strong current demand for recycled fibre, we believe that the generation will also increase over the years and that demand for recycled products will continue to grow and selling prices to adjust.

Increase converting integration rate

By increasing our converting integration rate, we expand the quantity of board and paper that we convert into alue-added products. Also, a better integration rate presents three main advantages: it brings us closer to the end-user; converting operations are less capital intensive; and it improves the flow of production at the mill.

Promote the entrepreneurial culture

We have a decentralized management structure in which each of our units operates as a distinct profit center. We believe in market price transfer as an important tool to support and measure efficient capital allocation. In addition, we have implemented a profit sharing plan that is linked to the financial and operating performance of each individual facility.

In line with its strategy, Cascades has recently reviewed its business mix, divesting most of its fine paper assets and growing its converting operations.

Action plan

Our action plan, which is linked to our objectives and strategy, focuses on improving our profitability as well as optimizing our asset portfolio.

Continuous improvement program & product development

•    One of Cascades’ top priorities has always been the improvement of processes, including eliminating unnecessary activities.

•    Through targets, tools and measures, Cascades is dedicated to the development of new products, to the improvement of the quality of its existing products, lowering costs and inefficiencies, and optimizing customer service.

•    Each year, we aim at reducing our controllable costs and therefore offset the effect inflation on salaries, furniture and maintenance expenses, chemical products as well as sales and administration expenditures.

Focus on less-performing assets

•    Through our continuous improvement program, we closely monitor less-performing assets, which represent approximately 10 manufacturing and converting units out of more than 100.

•    Important cost-cutting measures have been implemented in order to improve profitability and several closures, divestitures and transactions have been announced over the last three years. In 2008, Cascades will continue to focus on its North American boxboard activities.

•    In order to improve its competitiveness and miminize the impact of the Canadian dollar, Cascades works at adjusting its asset base to lower its exports and have the same fraction of assets and sales within a specific country.

Divestiture of non-core assets

•    In our 2004 strategic plan, we decided to focus on packaging and tissue.

•    In 2005 and 2006, we completed the divestiture of our tissue and fine papers distribution activities.

•    In 2006 and 2007, we sold our interests in two non-core joint ventures, one non-integrated de-inked pulp mill and two indefinitely shut mills.

Deleveraging our balance sheet

•    We intend to continue to deleverage our balance sheet in order to improve our financial flexibility.

•    Given the recent acquisition of the remaining 50% of Norampac, we focus on returning rapidly to pre-acquisition debt ratios.

•    This will be accomplished through a combination of cost-cutting measures, asset-optimization, divestiture, and positive free cash flow improvement.

Selective acquisitions in core segments	• We plan to continue pursuing opportunistic and selective acquisitions, opportunities that will not adversely affect progress toward deleveraging.

Cascades closely monitors geographic sales and assets, in order to improve the competitiveness of its asset base and minimize the Canadian dollar’s impact on its financial results.

Action plan milestones(1)

Q1 2007

•    Launch of BioxoTM, the first product line of containers made from fully oxo-degradable polystyrene foam

•    Announcement of an investment for the construction of a wood-residue boiler and co-generation plant at the Trenton containerboard mill

•    Closure of the Montréal, Québec boxboard conversion plant

•    Sale of our interest in GSD (a joint venture in our boxboard converting operations)

•    Announcement of an investment in a new de-inking line at the Memphis, Tennessee, tissue mill

Q2 2007	• Announcement of a potential transaction between Cascades S.A. (Cascades’ European boxboard operations) and Reno De Medici S.p.A.

Q3 2007

•    Acquisition of Honeycomb Products of Michigan (a honeycomb board plant)

•    Announcement of a partnership with Jamestown Container and Smurfit-Stone, to build a new sheet plant (corrugated boxes converting plant)

Q4 2007

•    The company entered into foreign exchange forward contracts to fix the remaining portion of its U.S.-denominated debt

•    Sale of the Red Rock, Ontario containerboard mill (Norampac)

•    Sale of the Thunder Bay, Ontario fine papers mill (discontinued operations)

Q1 2008	• Sale of the Greenfield, France, de-inked pulp mill • Closing of the transaction between Cascades S.A. and Reno De Medici S.p.A.

(1)  See “Business highlights”, page 23, for additional information.

Key performance indicators

In monitoring our action plan and in order to achieve our long-term objectives, we use several key performance indicators, including the following:

Operational and financial data

	2005					2006					2007
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard	1,043	293	277	311	323	1,204	301	313	296	292	1,202
Containerboard (1)	746	188	190	186	178	742	351	366	357	338	1,412
Specialty products (2)	434	115	117	113	112	457	115	114	111	110	450
	2,223	596	584	610	613	2,403	767	793	764	740	3,064
Tissue papers	425	104	114	118	107	443	109	112	115	115	451
Total	2,648	700	698	728	720	2,846	876	905	879	855	3,515
Integration rate – %
Packaging
Boxboard (North America)	40%	38%	38%	28%	27%	32%	27%	29%	31%	26%	29%
Containerboard (North America)	61%	60%	60%	65%	58%	61%	58%	59%	63%	64%	61%
Specialty products (paper only)	10%	10%	9%	10%	10%	10%	8%	7%	8%	8%	8%
Tissue papers	63%	60%	57%	56%	62%	59%	60%	59%	53%	52%	56%
	52%	46%	46%	44%	42%	44%	45%	45%	47%	46%	45%
Capacity utilization rate (3)–%
Packaging
Boxboard (4)	92%	98%	95%	94%	94%	95%	89%	94%	89%	85%	89%
Containerboard (5)	94%	96%	96%	100%	103%	99%	100%	102%	104%	99%	101%
Specialty products (paper only)	96%	89%	91%	86%	85%	88%	89%	88%	85%	84%	86%
Tissue papers (6)	97%	101%	103%	101%	100%	101%	99%	100%	99%	99%	99%
Total	94%	96%	96%	96%	96%	96%	95%	97%	95%	92%	95%
Energy cons. (7)– GJ/ton	10.83	11.04	10.32	9.63	10.56	10.33	10.94	9.46	9.55	10.29	10.05
Work accidents – OSHA frequency rate	9.50	7.90	8.00	8.30	8.00	8.00	7.00	8.60	8.80	7.55	7.97
FINANCIAL
Return on assets (%) (8)
Packaging
Boxboard	6%	6%	6%	5%	5%	5%	4%	4%	4%	4%	4%
Containerboard	11%	10%	10%	13%	15%	15%	15%	14%	13%	12%	12%
Specialty products	6%	7%	7%	8%	11%	11%	12%	11%	10%	10%	10%
Tissue papers	18%	20%	21%	23%	22%	22%	20%	17%	14%	12%	12%
Consolidated return on assets (%)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%
Working capital (9) In millions of $, at end of period	594	570	584	566	598	598	659	685	701	616	616
% of sales (10)	16.5%	16.5%	16.7%	16.1%	16.3%	16.3%	16.0%	15.8%	16.0%	16.5%	16.5%

(1)	The 2005 containerboard converting shipments in short tons are estimated. Also, 2007 numbers include 100% of Norampac.
(2)	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.
(3)	Defined as: Shipments/Practical capacity. Paper manufacturing only.
(4)	Starting in Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on July 21.
(5)	Starting in Q4 2006, capacity numbers were adjusted to take into account the indefinite closure of the Red Rock mill (300,000 tons).
(6)	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.
(7)	Average energy consumption for manufacturing mills only.
(8)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.
(9)

Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $19 million as at December 31, 2007. It also excludes the current portion of derivatives financial instruments in the amount of $11 million and the current portion of future taxes liability in the amount of $1 million (asset of $40 million–2006). Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(10)	% of sales = LTM Working Capital/LTM Sales.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales	Costs
• Selling prices	• Fibre (recycled, virgin and woodchips) prices, availability and production recipes
• Demand for packaging and tissue, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$)
• Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
• Population growth	• Labour
• Industrial production	• Freight
• Demand for durable and non-durable goods	• Chemical product prices
• Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Sensitivity analysis

The following table provides a quantitative estimate of the impact on Cascades’ annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant. This is based on Cascades’ 2007 manufacturing and converting external shipments and consumption numbers, adjusted for recent acquisitions or disposal, and operations that have been shut down.

However, Cascades’ hedging policies and portfolios (see “Risk management”, p.37 of Management’s Discussion and Analysis and 81, 82 and 83 of the Audited Consolidated Financial Statements for the year ended December 31, 2007) should also be considered in order to fully analyze the Company’s sensitivity to the highlighted factors. Moreover, Cascades’ US-dollar-denominated long-term debt acts as a natural hedge against CAN$/US$ exchange rate fluctuations.

Sensitivity table (1)

	Shipments/Consumption (‘000 tons, except for natural gas)	Change	OIBD Impact (In millions of CAN$)
Selling prices (manufacturing and converting) (2)
Boxboard	814	25 US$/s.t.	20
Containerboard	1,412	25 US$/s.t.	35
Specialty Products (paper only)	450	25 US$/s.t.	11
Tissue	451	25 US$/s.t.	11
Input costs (2)
Recycled papers
Brown grades (OCC & others)	1,258	15 US$/s.t.	(19)
Groundwood grades (ONP & others)	197	15 US$/s.t.	(3)
White grades (SOP & others)	728	15 US$/s.t.	(11)
Commercial pulp	190	30 US$/s.t.	(6)
Natural gas	12,700,000	0.10S$/mmBtu	(1)
Foreign exchange (3)
Change of US$0.01 vs CAN$
Sales less purchases in US$ from Canadian operations			(2)
Sales less purchases in Canada impacted by US$ effect			(4)
U.S. subsidiaries translation			(1)
TOTAL foreign exchange			(7)

(1)

Sensitivity calculated according to 2007 volumes or consumption and with an exchange rate of 1.00 CAN$/US$, excluding hedging programs and excluding the impact of related expenses such as discounts, commissions on sales and profit sharing.

(2)

Based on 2007 external manufacturing and converting shipments as well as 2007 fibre and pulp consumption, and including the impact of all new acquisitions or disposal and operations that have been shutdown. It excludes the shipments and the fibre and pulp consumption of the two European mills that will be transferred to Reno De Medici in 2008 as well as the shipments and the fibre and pulp consumption of one de-inked pulp mill in France sold at the beginning of 2008.

(3)	As an example, from 1.01 CAN$/US$ to 1.00 CAN$/US$.

Relevant economic data

Cascades’ results are impacted by Canadian-dollar and Euro fluctuations against the U.S. dollar, and by energy prices. In 2007, the Canadian dollar appreciated 6% against the U.S. dollar, compared to the same period last year. In the area of energy costs, natural gas prices decreased 5% while crude oil prices increased 8%.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, and spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

	2005 Year	Q1	Q2	Q3	Q4	2006 Year	Q1	Q2	Q3	Q4	2007 Year	Change 2006-2007
Foreign exchange rates-average
CAN$/US$	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1.098	1.045	0.982	1.074	(5%)
US$/CAN$	0.826	0.866	0.891	0.892	0.878	0.882	0.854	0.911	0.957	1.019	0.931	6%
US$/EURO	1.239	1.207	1.274	1.275	1.290	1.262	1.310	1.348	1.375	1.422	1.363	8%

Energy prices-average (1)
Natural gas Henry Hub (US$/mmBtu)	8.62	8.98	6.79	6.58	6.56	7.23	6.77	7.55	6.16	6.97	6.86	(5)%
Crude oil WTI (US$/barrel)	55.34	62.48	67.25	71.55	57.70	64.74	57.45	61.69	71.08	88.66	69.72	8%

Source: Bloomberg.

(1) Quarterly average of monthly settlement prices.

Pricing – Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in manufacturing our products, and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase cost and actual selling prices.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons) of 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)	The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp & Paper Week.

(4)

The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp & Paper Week.

(5)

The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50-lb. Offset rolls, all published in Pulp & Paper Week.

(6)	The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

(7)	The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(8)	The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(9)	The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

												Change
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	2005 Average	Average Q1	Average Q2	Average Q3	Average Q4	2006 Average	Average Q1	Average Q2	Average Q3	Average Q4	2007 Average	2006- 2007 (unit)	2006- 2007 (%)
Selling prices Cascades North American US$ index (index 2003 = 1,000) (1)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,382	1,411	1,362	91	7%
PACKAGING Boxboard
North America (US$/ton)
Recycled boxboard – 20pt. clay coated news (transaction)	585	610	617	648	665	635	685	733	733	733	721	86	14%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index (2)	650	659	667	687	690	676	698	695	726	717	709	33	5%
Virgin coated duplex boxboard (GC2) index (3)	1,014	1,012	1,012	1,015	1,018	1,014	1,019	1,020	1,051	1,040	1,032	18	2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	428	465	515	515	515	503	515	515	542	555	532	29	6%
Corrugating medium 26-lb. semichemical, East U.S. (transaction)	397	435	488	495	495	478	495	495	522	535	512	34	7%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard – 20pt. bending chip (transaction)	466	490	490	520	520	505	530	575	575	575	564	59	12%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer) (5)	580	585	592	610	620	602	633	640	651	675	641	39	6%
Unbleached kraft paper, grocery bag 30-lb.	765	803	838	855	855	838	862	892	905	905	891	53	6%
Uncoated white 50-lb. offset, rolls	726	765	840	848	838	823	810	810	803	847	818	(5)	(1)%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000) (4)	1,320	1,382	1,423	1,435	1,421	1,414	1,433	1,456	1,511	1,573	1,493	79	6%
Raw materials Cascades North American US$ index (index 2003 = 300) (5)	374	332	353	387	373	361	438	465	497	521	480	119	33%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC – Chicago & NY average)	78	55	70	83	67	69	105	108	120	119	113	44	64%
Special news, no. 6 (ONP – Chicago & NY average)	56	46	49	53	50	49	68	75	78	76	74	25	51%
Sorted office papers, no. 37 (SOP – Chicago & NY average)	95	92	98	115	120	106	135	151	170	184	160	54	51%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index (6)	43	40	51	51	52	48	60	69	80	75	71	23	48%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	647	653	707	757	770	722	790	810	837	858	824	102	14%
Bleached hardwood kraft Northern mixed, East U.S.	604	615	638	669	680	651	690	697	723	766	719	68	10%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	136	137	140	127	125	132	118	124	131	141	129	(4)	(3)%

Sources: Pulp & Paper Week, PPI, Random Lengths and Cascades.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)

The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)	The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
(5)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)

The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Industry review – 2007

In 2007, the North American and European packaging and tissue paper industry continued to redefine itself overall. In order to improve the competitiveness of their asset base within the context of a stronger currency and higher raw material costs, many producers again announced rationalizing initiatives and transactions. Despite these challenging market conditions, the massive restructuring initiatives undertaken in 2005 and 2006 led to a tighter supply/demand balance and a healthier pricing environment in several markets.

			Pricing	Industry statictics & developments
MANUFACTURING & CONVERTING MARKETS

PACKAGING	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB) • Price increases in the first half of the year • Yearly average price up 86 US$/ton or 14%

Coated recycled boxboard (CRB)

•     Strong demand in the first half of the year but slowed in the second half

•     U.S. market’s production down 2.5% in 2007

•     U.S. market’s operating rate averaged 98.9% in 2007 but decreased at the end of the year

Manufacturing Europe

Recycled boxboard

•     Price increases of 30 euro/tonne implemented in the second half of 2007

•     Negociations underway for additional price increases

Virgin boxboard

•     Stable prices in 2007

•     Negociations underway for price increases

• Strong demand in the first half of the year, especially for the recycled grades, but slowed in the second half

	Containerboard	Manufacturing North America	• Yearly average price up 29 US$/ton given a 40 US$/ton price increase in August • Announced price increase of 50 US$/ton for March 2008	• U.S. industry operating rate averaged 95% to 99% in 2007

		Converting	• Price increase (pass-through) in the U.S. following the manufacturing price increase • Partial price increase (pass-through) in Canada	• U.S. industry’s box shipments down 1.4% in 2007 • U.S. inventories at their lowest yearend level since 1994 (2.255 million tons) • Canadian corrugated box shipments down 2.9% in 2007

	Specialty products	Manufacturing

Industrial packaging

•     Uncoated board: Price increases in the first half of the year; Yearly average price up 59 US$/ton or 12%

Specialty papers

•     Fine papers: prices decreased in the first half of the year but rallied in the last quarter of 2007; price increases announced for February 2008 on cut size and for March 2008 on 50-lb rolls

•     Kraft paper: price increases implemented in 2007

Industrial packaging

•     Uncoated board: market’s operating rate down in 2007 following the slowdown in the housing market

Specialty papers

•     Fine papers: North American demand for uncoated freesheet down 5.6% in 2007; Good demand for recycled fine papers

•     Kraft paper: Strong global demand but business conditions for certain grades remained challenging

Converting

Industrial Packaging

•     Papermill packaging: mostly stable prices

•     Honeycomb packaging products: price increases implemented

Consumer product packaging

•     Moulded pulp products: mostly stable prices

•     Plastic products (Packaging for food industry): price increases implemented in 2007

Industrial Packaging

•     Papermill packaging: challenging but Cascades gaining market share in the U.S

•     Honeycomb packaging products: growing market

Consumer product packaging

•     Moulded pulp products: healthy and stable market

•     Plastic products (Packaging for food industry): growing demand in the U.S. and steady business conditions in Canada

TISSUE PAPERS		Manufacturing and converting

Parent rolls

•     Two price increases implemented in 2007, slightly higher for virgin pulp parent rolls

Converted products

•     Canadian retail and away-from-home market: no price increases successfully implemented in 2007

•     U.S. Away-from-home market: implementation of price increases in the the second half of the 2007 and additionnal price increases announced for March 2008

•     U.S. Retail market: announced price increases of 4-7% for Q1 2008

Parent rolls

•     Higher U.S. parent rolls production (+2%) and stable U.S. industry operating rate (95%) in 2007 compared to last year

Converted products

•     Competitive Canadian retail and away-from-home market in 2007

•     1.4% yearly increase in shipments in the U.S. retail market

•     1% yearly increase in shipments in the U.S. Away-from-home market

RAW MATERIAL MARKETS

RECYCLED PAPER			Old corrugated containers (OCC) • Given a run-up in pricing the first quarter, US$ yearly average prices increased 44 US$/ton (or 64%) in 2007	Old corrugated containers (OCC) • Strong Asian demand putting pressure on global fibre markets

			Sorted office papers (SOP) • Prices improved every quarters for a total annual increase of 54 US$/ton (or 51%) in 2007 • Prices continue to increase in the first months of 2008	Sorted office papers (SOP) • Solid demand from deinked pulp mills and tissue producers • Lower generation due to decreasing demand for printing papers

VIRGIN PULP

Softwood pulp (NBSK)

•     US$ annual average market price increased 102 US$/ton in 2007

•     Prices continued to rally in January 2008 to 880 US$/ton Hardwood pulp (NBHK)

•     US$ yearly average prices up 68 US$/ton in 2007

•     Price differential with softwood pulp widened but remains in-line with historical levels

•     Healthy international demand, particularly strong in China

•     Tight supply and inventories resulting from operational issues, strikes, lower regional fibre supply availability and log shortages

•     Global shipments up 3.4% in 2007 and inventories at low historical level in December 2007

WOODCHIPS			Conifer woodchips • US$ prices relatively stable in Eastern Canada compared to 2006	• Lower lumber prices continuing to lead to sawmill closures or low operating rates and a tighter woodchip supply

Sources: RISI, American Forest Paper Association, Canadian Corrugated Case Association, Pulp & Paper Week.

Financial overview – 2007

The financial figures included in this analysis for the years ended December 31, 2007 and 2006 include the reclassification of discontinued operations – see note 4 of the Consolidated financial statements.

In 2007, sales increased by $651 million, or 20%, to $3.9 billion, compared to $3.3 billion in 2006. Operating income increased by $48 million, including specific items that substantially affected results in 2007 and 2006. Excluding these specific items, which will be discussed in detail in each segment, operating income was down $12 million or 8%, to $142 million, compared to $154 million in 2006. Despite the additional contribution of Norampac, operating income decreased due to a substantial increase in raw materials costs during the year and an additional depreciation and amortization expense resulting from the full consolidation of Norampac results in 2007. The Company’s net earnings, including specific items, were $95 million or $0.95 per share, compared to $3 million or $0.04 per share in 2006.

Historical financial information

(in millions of Canadian dollars,unless otherwise noted) (Restated to conform with the presentation	2005					2006					2007
of discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales
Packaging
Boxboard	1,299	333	325	340	361	1,359	344	352	332	315	1,343
Containerboard	605	144	155	155	146	600	294	307	310	282	1,193
Specialty products	688	170	175	172	174	691	215	211	206	202	834
Inter-segment sales	(68)	(20)	(20)	(15)	(13)	(68)	(27)	(29)	(26)	(26)	(108)
	2,524	627	635	652	668	2,582	826	841	822	773	3,262
Tissue Papers	708	169	182	194	182	727	186	180	176	171	713
Inter-segment sales	(31)	(8)	(7)	(9)	(7)	(31)	(12)	(13)	(14)	(7)	(46)
	3,201	788	810	837	843	3,278	1,000	1,008	984	937	3,929
Operating income (loss) before depreciation and amortization ‘‘OIBD’’ (1)
Packaging
Boxboard	28	18	15	14	10	57	33	12	15	9	69
Containerboard	39	18	26	28	(28)	44	39	37	46	30	152
Specialty products	28	10	14	4	17	45	18	11	15	15	59
	95	46	55	46	(1)	146	90	60	76	54	280
Tissue Papers	100	29	29	34	24	116	19	16	16	15	66
Corporate activities	4	(3)	1	(3)	—	(5)	1	5	1	(1)	6
	199	72	85	77	23	257	110	81	93	68	352
OIBD excluding specific items (1)
Packaging
Boxboard	60	18	15	11	11	55	8	12	15	9	44
Containerboard	65	13	25	28	25	91	40	44	48	44	176
Specialty products	38	13	14	14	17	58	18	11	15	16	60
	163	44	54	53	53	204	66	67	78	69	280
Tissue Papers	102	29	29	34	24	116	19	15	16	15	65
Corporate activities	(3)	(3)	1	(3)	—	(5)	1	5	1	(2)	5
	262	70	84	84	77	315	86	87	95	82	350

in millions of Canadian dollars,unless otherwise noted) (Restated to conform with the presentation of	2005					2006					2007
discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Operating income (loss) from continuing operations	29	32	45	36	(17)	96	57	30	38	19	144
Excluding specific items (1)	92	30	44	43	37	154	33	36	40	33	142
Net earnings (loss)	(97)	6	33	10	(46)	3	22	45	16	12	95
Excluding specific items (1)	6	6	16	17	13	52	5	7	9	1	22
Net earnings (loss) per share (in dollars)
Basic	$(1.19)	$0.07	$0.41	$0.12	$(0.56)	$0.04	$0.22	$0.45	$0.16	$0.12	$0.95
Basic, excluding specific items (1)	$0.07	$0.07	$0.20	$0.21	$0.16	$0.64	$0.05	$0.07	$0.09	$0.01	$0.22
Cash flow from operations (adjusted) (1)	159	39	56	56	32	183	41	46	55	36	178
Excluding specific items	172	40	56	60	40	196	49	48	56	49	202
Cash flow from operations (adjusted) per share (in dollars) (1)
Basic	$1.96	$0.48	$0.69	$0.70	$0.39	$2.26	$0.41	$0.46	$0.56	$0.36	$1.79
Basic, excluding specific items	$2.12	$0.49	$0.69	$0.75	$0.49	$2.42	$0.49	$0.48	$0.57	$0.49	$2.03
Cascades North American US$ selling price index (index 2002 = 1,000) (2)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,382	1,411	1,362
Cascades North American US$ raw materials index (index 2002 = 300) (3)	374	332	353	387	373	361	438	465	497	521	480
US$/CAN$	$0.83	$0.87	$0.89	$0.89	$0.88	$0.88	$0.85	$0.91	$0.96	$1.02	$0.93
Natural Gas Henry Hub–US$/mmBtu	$8.62	$8.98	$6.79	$6.58	$6.56	$7.23	$6.77	$7.55	$6.16	$6.97	$6.86
Return on assets (%) (4)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%

(1)        See “Supplemental information on non-GAAP measures”.

(2)        The Cascades North American selling prices index represents an approximation of the Company’s’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments, and includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

(3)        The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(4)        Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM average of total quarterly assets.

Financial results for the year ended December 31, 2007, compared to the year ended December 31, 2006

Sales

Sales increased by $651 million, or 20%, to $3.929 billion versus $3.278 billion in 2006. Acquisition of the Versailles boxboard mill and the remaining interests in Norampac (50%) and Metro Waste in 2006 accounted for $648 million in sales during the year. Net average selling prices in U.S. dollars and Euros rose in all of our main segments. Including mill closures in 2006, shipments increased in most of our business segments in 2007, particularly in the European boxboard by 3% and in the North American manufacturing Boxboard segment due to the acquisition of the Versailles mill. Shipments of boxboard folding cartons decreased by 13%, due to the strong competition and weak operating rate prevailing in that sector. The first quarter of 2007 was also affected by a 33-day shutdown at our Toronto boxboard mill, following a boiler failure that occurred at the end of 2006.

Operating income before depreciation and amortization

The Company generated $352 million in operating income before depreciation and amortization (OIBD), compared to $257 million in 2006. The OIBD margin increased for the year, to 8.9%, compared to 7.8% in 2006. Excluding specific items, the OIBD stood at $350 million, compared to $315 million in 2006, an increase of $35 million or 11%, which was achieved despite higher raw materials costs and the strengthening of the Canadian dollar, both of which had an estimated $119 and $32 million negative impact. The Company was able to compensate for these negative effects through increased selling prices, improved results from its lower-performing assets and the additional contribution of Norampac and Metro Waste.

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases, combined with the additional contribution of our recent acquisitions, more than offset the negative impact of higher raw materials costs and the Canadian dollar:

The operating income before depreciation and amortization variance analysis by segment is as follows:

OIBD variance analysis

	Packaging
(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Total Packaging	Tissue Papers	Corporate Activities	Consolidated
OIBD for the year ended December 31, 2006 (excluding specific items)	55	91	58	204	116	(5)	315
Positive (negative) impact from:
Volume (shipments)	(1)	(6)	3	(4)	(1)	—	(5)
Selling price & mix	43	22	20	85	25	(5)	105
Raw materials (1)	(36)	(14)	(17)	(67)	(52)	—	(119)
Energy price & consumption	(3)	3	2	2	1	—	3
Variation of the CAN$ (2)	(11)	(12)	(15)	(38)	(5)	11	(32)
Other variable costs (3)	2	(1)	(2)	(1)	(4)	(3)	(8)
Fixed costs and others (4)	9	—	(2)	7	(16)	—	(9)
Other sectors (5)	(4)	5	—	1	1	7	9
Business acquisitions and disposals	(10)	88	13	91	—	—	91
Change in OIBD for the year	(11)	85	2	76	(51)	10	35
OIBD excluding specific items	44	176	60	280	65	5	350
Specific items	25	(24)	(1)	—	1	1	2
OIBD for the year ended December 31, 2007	69	152	59	280	66	6	352

(1)   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)   The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)   The impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)   Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)   Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

(6)   Since the 2006 period includes 50% of the OIBD of Norampac, the variance items are include at 50% only as at the remaining 50% is included in business acquisition.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2007 and 2006 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods notwithstanding these specific items.

Gains and losses on disposal and other

In 2007, the Company recorded the following gains and losses, totaling $17 million.

•

In the first quarter of 2007, the Company disposed of its investment in a joint venture (in the Boxboard segment) for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million, before income taxes of $11 million.

•

On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, which had been closed in 2005, for an amount of $7 million. The Company realized again of $1 million.

•	In the second quarter of 2007, the Company recorded a provision of $2 million as a settlement related to the action filed by ServiceCore Inc.

•	In the fourth quarter of 2007, the Company sold an investment in a privately-held company controlled by a related director for a cash consideration and a gain of $3 million.

•

In the fourth quarter of 2007, the Company completed the sale of its Red Rock linerboard mill, located in Ontario, which had been indefinitely shut down. As a result of this agreement, the Company paid the purchaser $10 million in order to support the facility’s start-up.

•

In 2006, the Company disposed of its investment in a joint venture (in the Boxboard segment) for a consideration of $11 million (US$10 million), of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) would be received over the next two years. The Company realized a gain of $4 million, before income taxes of $2 million.

Impairment loss, closure and restructuring costs

An additional provision of $5 million was recorded in 2007, following the 2006 temporary closure of the Red Rock containerboard mill. The Company also recorded a $1 million severance provision, following a restructuring program announced at its St-Jérôme, Québec, fine paper mill. In addition, the Company recorded a $3 million impairment charge for some property, plant and equipment not in service in the Containerboard Group.

In 2006, the Company announced the permanent shutdown of its Specialty Products board mill in France and of its converting boxboard plant in Montréal, Québec. The Company also announced the temporary curtailment of the Red Rock, Ontario containerboard mill, and of the Boxboard Group’s Fjordcell pulp mill. An additional provision for closures and restructuring costs following the 2005 announcement of production curtailment at the St-Jérôme operation was also recorded.

Financial instruments

The Company did not record any unrealized losses or gains in 2007 compared to a $5 million gain in 2006 on certain financial instruments that were not designated as hedging instruments.

Inventory adjustment resulting from the Norampac acquisition

As a consequence of the preliminary purchase price allocation completed at the end of 2006, operating results for the first quarter of 2007 were reduced by $6 million since the inventory acquired at the end of 2006 was recognized at fair value and no profit was recorded on its subsequent sale.

The following impairment charges and closure and restructuring costs were recorded in 2007 and 2006:

	2007		2006
	Impairment	Closure and restructuring costs	Impairment	Closure and Restructuring costs
Boxboard – Montréal	—	—	—	1
Boxboard – Fjordcell	—	—	—	1
Containerboard – Red Rock	—	5	40	12
Containerboard – others	3	—	—	—
Specialty Products – St-Jérôme	—	1	—	3
Specialty Products – board mill	—	—	7	3
	3	6	47	20

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at December 31, 2007 should be paid in 2008. It includes the provisions presented in discontinued operations as at December 31, 2007 and 2006:

	2007	2006
Balance — Beginning of year	47	55
Additional provisions
Severance and pension liability	7	26
Writedown of inventories	4	(2)
Others	16	—
Non-monetary items
Writedown of inventories	(4)	2
Pension liability adjustments and others	(7)	(7)
Liability assumed from the Norampac acquisition	—	8
Payments	(44)	(35)
Balance – End of year	19	47

Business highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base or streamline its cost structure.

The following transactions that occurred in 2006 and 2007 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1) On June 29, 2006, the Company announced that it was closing operations at its FjordCell pulp mill for an indefinite period of time.

2) On October 6, 2006, the Company announced the temporary shutdown of its Scierie Lemay sawmill. This activity is presented as a discontinued operation.

3) On December 11, 2006, the Company also announced the permanent closure, effective March 2007, of its Montréal converting boxboard operations.

4) On September 7, 2006, the Company disposed of its interest in a joint venture. In the first quarter of 2007, the Company disposed of another investment in a joint venture.

Containerboard Group

5) On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time. The mill was sold to a third party in December 2007.

Specialty Products Group

6) On August 24, 2006, the Company announced the permanent shutdown of one of its specialty board mills, located in France.

7) In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France. The transaction was completed on January 7, 2008. This activity is presented as a discontinued operation.

Business acquisitions

Boxboard Group

8) On April 25, 2006, the Company’s Boxboard Group announced that it had acquired certain assets from the paperboard division of Simkins Industries, located in Ridgefield, New Jersey and New Haven, Connecticut.

9) On July 19 and August 7, 2006, the Company completed its acquisition of assets from the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut, and of certain assets from this company’s coated recycled boxboard mills in Rittman, Ohio. The Sprague mill now operates under the name “Versailles”.

Containerboard Group

10) On December 29, 2006, the Company acquired the remaining of outstanding common shares (50%) in Norampac Inc. from Domtar Inc., for a total purchase price of $561 million. The Company’s financial statements since that date include 100% of Norampac’s balance sheet items, results and cash flows, while 50% of results and cash flows for 2006 are included, since they were proportionally consolidated prior to the acquisition. This acquisition also resulted in full consolidation of Metro Waste since that date, with a 23% non-controlling interest.

Transaction with Reno De Medici S.p.A. (“RdM”)

On June 20, 2007, Reno De Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signature of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM and Cascades S.A.’s European recycled cartonboard business. Concurrently with the proposed merger, Cascades S.A. and a group of present RdM shareholders were expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A. and a group of current RdM shareholders would be equally represented on the RdM board of directors). The agreement also provided for an 18-month lock-up, followed by reciprocal first-refusal and tag-along rights.

On September 14, 2007, the Company announced that the definitive combination agreement and shareholders’ agreement had been signed. The combination was subject to certain conditions, including approval by appropriate regulatory authorities as well as by RdM shareholders at a special meeting. On October 29, 2007, the combination was approved by RdM shareholders. The transaction was declared effective March 1, 2008, and all conditions pertaining to the merger have been met.

As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., for a consideration of 115.6 million or 30.6% of outstanding shares in RdM. Cascades’ investment in RdM will be proportionally consolidated in 2008, since the Company and a group of current shareholders have joint control of RdM.

This combination will create a new leader in the recycled cartonboard market. In addition to significantly increasing RdM’s current production capacity, making it a major player in the world recycled cartonboard market with more than one million tonnes per annum, this compelling strategic fit will result in an operationally and financially stronger company that will be better positioned to meet the demands of global customers. This transaction also represents new opportunities for Cascades’ shareholders, by combining the Company’s ability to create value through joint ventures and RdM’s proven expertise in this industry.

Discontinued operations

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its Fine papers and Tissue distribution activities. These divestitures were completed in February 2006 and March 2005 respectively. The Company also ceased operations at its Fine papers mill in Thunder Bay, Ontario, on January 21, 2006. In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France, and of its Scierie Lemay sawmill in Québec. The assets, liabilities, earnings and cash flows associated with these activities for the current period and for all comparative periods are therefore classified as discontinued operations.

In 2007, the Company recorded a gain of $6 million in relation to the settlement of the pension plan at the Thunder Bay coated fine paper mill, which had been closed in January 2006. Severance and inventory writedown provisions in the amount of $5 million, and a $4 million impairment charge were recorded, bringing the net book value of the Scierie Lemay (Boxboard Group) property, plant and equipment and other assets to its fair value. This sawmill was temporarily shut down in 2006.

The Company also recorded a provision of $1 million related to the settlement of the class actions that had been filed following infractions in 2006 of the Competition Act, relating to the sale of carbonless paper sheets by the Cascades Fine Papers Group, Inc.

In December 2007, Cascades sold its coated Fine paper mill located in Thunder Bay, Ontario, which resulted in a disbursement of $5 million.

The comparative financial information for 2006 and 2005 has been restated to reflect this change. Condensed statements of earnings and cash flows relating to these discontinued operations is presented in the table below. Condensed balance sheet is presented in note 4 of the consolidated financial statements.

	2007	2006
Condensed statement of earnings
Sales	104	200
Depreciation and amortization	1	2
Operating loss (1)	(20)	(21)
Interest expense	4	4
Recovery of income taxes	(5)	(9)
Net loss from discontinued operations	(19)	(16)
Net loss per share from discontinued operations	$(0.19)	$(0.19)
Condensed statement of cash flows
Operating activities	(36)	(27)
Investing activities	(2)	84
Financing activities	(2)	(1)

1.     Operating loss includes the following items

	2007	2006
Closure and restructuring costs	1	(2)
Provision on disposal of the fine paper distribution activities	—	(1)
Legal settlement	(1)	(1)
Impairment of property, plant and equipment and other assets	(4)	(14)
Loss on disposal of Thunder Bay assets	(5)	—
Total	(9)	(18)

Business segment review (refer also to the Industry review on page 18)

Packaging products

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments(1) (in thousands short tons)		Average selling price (in Canadian dollars/unit)				Average selling price (in U.S. dollars or euros/unit)				Price reference (in U.S. dollars or euros/unit
	2007	2006	2007	2006	2007	2006	2007		2006		2007		2006		2007	2006
Boxboard
Manufacturing–North America	317	301	(12)	(1)	459	445	691		677		643		597		721	635
Manufacturing–Europe	463	426	9	2	580	562	806		757		€549		€531		€816	€786
Converting	671	748	76	62	295	338	2,275		2,213		2,118		1,951		n/a	n/a
Others and eliminations	(108)	(116)	(4)	(6)	(132)	(141)
	1,343	1,359	69	57	1,202	1,204
Containerboard (2)
Manufacturing	599	333	59	(8)	1,217	691	493		481		459		424		532	503
Converting	984	506	76	45	844 (3)	432 (3)	1,166	(3)	1,172	(3)	1,085	(3)	1,033	(3)	n/a	n/a
Others and eliminations	(390)	(239)	17	7	(649)	(381)
	1,193	600	152	44	1,412	742
Specialty products
Manufacturing	318	333	6	1	360	367	887		886		826		781		767	739
Converting	232	226	26	30	104	106
Recovery, deinked pulp and others	284	132	27	14	(14)	(16)
	834	691	59	45	450	457
Eliminations	(108)	(68)	—	—	—	—
Total	3,262	2,582	280	146	3,064	2,403
Total excluding specific items
Boxboard			44	55
Containerboard (2)			176	91
Specialty products			60	58
Excluding specific items			280	204

(1)        Total shipments do not take into account the elimination of business sector intercompany shipments

(2)        2006 numbers include 50% of Norampac while 2007 numbers include 100%

(3)        Is equal to 13,378 million square feet (msf), 74 CAN$/msf, 68 US$/msf in 2007, and to 6,799 million msf, 74 CAN$/msf, 66 US$/msf in 2006.

Sales in the Packaging Products segment increased by $680 million or 26%, to $3.262 billion versus $2.582 billion in 2006, due to the Norampac, Metro Waste and Versailles acquisitions.

The Packaging Products segment’s operating income before depreciation and amortization (OIBD) stood at $280 million for the year, compared to $146 million in 2006. This includes a gain of $25 million resulting from the divestiture of a joint-venture interest in the Boxboard Group and additional closure costs, loss on disposal and an impairment of assets provision in the amount of $19 million. This also includes a $6 million loss related to inventory adjustment following the Norampac acquisition. Excluding specific items, the OIBD jumped by 37% to $280 million compared to $204 million in 2006, despite the increase in raw materials costs and the strengthening of the Canadian dollar, both of which factors were offset by higher selling prices, additional contributions by the Norampac and Metro Waste acquisitions, and the action plan to improve profitability in some underperforming assets.

Boxboard

Sales for the Boxboard Group totaled $1.343 billion in 2007, compared to $1.359 billion in 2006. Over the course of this period, shipments by primary mills rose 3% in North America, due primarily to the Versailles acquisition. This increase was partly offset by a decrease in shipments from the Toronto mill, due to a boiler failure at the end of 2006, which caused a 33-day shutdown in the first quarter of 2007, as well as maintenance downtime at our Jonquière and Versailles mills in the fourth quarter of 2007. In North America, average selling prices for primary boxboard rose by US$46 per ton over 2006 figures; however, that increase was partly offset by the stronger Canadian dollar. On the converting side, increased selling prices in the QSR sector and the general folding carton sector for the year were partly offset by a stronger Canadian dollar and a highly competitive market.

European volumes increased by 3% over 2006, thanks to improving business conditions and a strong backlog in the recycled boxboard market. In the virgin boxboard segment, the LaRochette mill continued to gain additional volumes after the second quarter of 2007. Recent price increases implemented in the second and third quarters, as well as a better geographic sales mix, improved recycled board selling prices by 3%, while the market price environment remains challenging for virgin mills.

Operating income before depreciation and amortization, excluding specific items, decreased by 20%, or $11 million, to $44 million versus $55 million in 2006. Operating results were negatively impacted (approximately $36 million) by higher raw materials costs in both North America and Europe following significant increases in recycled paper and pulp prices on the mill side and, in part, by external board purchases carried out by our converting operations. The boiler failure at the Toronto mill also adversely affected OIBD in the first quarter of 2007, by approximately $8 million.

These negative impacts were offset by improved average selling prices and improved manufacturing performance and fixed costs. However, the strengthening of the Canadian dollar had an adverse impact of $11 million.

The Versailles mill, acquired in July 2006, also affected OIBD negatively, by $10 million in 2007. Several unplanned downtimes were caused by inefficiencies in the boiler operation, as well as some quality issues. An action plan has been drawn up and capital investments made that have already started to show improvement, which should have a positive impact in 2008.

The disposal of two joint venture interests in the QSR business – one in the third quarter of 2006 and the second at the beginning of 2007 – reduced OIBD by $5 million. This Group recorded a $25-million gain on disposal of its interest in GSD, a joint venture company in its QSR converting business, for a cash consideration of $38 million (US$ 32 million).

The 2006 temporary closure of the Fjordcell pulp mill yielded a positive contribution, in the amount of $3.5 million, to OIBD for the year compared to 2006.

Containerboard

For comparative analysis purposes, the 2006 numbers are presented on a proforma basis to reflect 100% of the Containerboard (Norampac) operations, although its results were proportionally consolidated at 50% in 2006.

The Containerboard Group’s sales decreased by $7 million to $1.193 billion in 2007, compared to $1.200 billion (on a proforma basis) in 2006. Manufacturing shipments dropped as a result of the indefinite closure of our Red Rock, Ontario manufacturing mill in October 2006. Shipments from this mill totaled 220,000 short tons or 16% of total shipments in 2006. Excluding this closure shipments increased by 5%. Converting shipments also fell in 2007, when compared to 2006, due to a continued decline in demand in the Canadian and U.S. corrugated markets, particularly in the Northeastern U.S. region. In the U.S., industry box shipments were down by 1.4%.

In spite of better US$ pricing levels for the year compared to 2006, sales figures for both the manufacturing and converting sectors declined due to fewer shipments. Transaction prices overall for manufacturing products’ in 2007 were 8% higher on average than in 2006. Our operating rate was close to 100% and the U.S. industry’s combined mill and box plant inventories were at approximately 3.5 weeks of supply level at the end of December 2007.

Operating income before depreciation and amortization, excluding specific items, decreased, by $6 million (when compared to proforma basis) to $176 million due to a significant increase in recycled paper costs that had a negative impact of approximately $28 million when taking into account our hedging portfolio. The strengthening of the Canadian dollar also negatively impacted the results, by $24 million. Those negative impacts were partly offset by better selling prices in both the manufacturing and converting sectors, lower energy costs and the shutdown of the Red Rock mill in 2006.

The Containerboard group incurred closing costs and a loss on disposal of $15 million, resulting from prior-year closures and the sale of the Red Rock mill. This group also recorded an impairment charge of $3 million on some unused assets. Due to the preliminary purchase price allocation done at the end of 2006, first-quarter operating results were reduced by $6 million since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group increased by $143 million, to $834 million compared to $691 million in 2006. Of this increase, $127 million is related to the full consolidation of Metro Waste results, compared to 50% in 2006. Sales from recovery activities were up by $36 million, resulting mostly from the higher waste paper market prices versus 2006. Declining North American demand for vinyl flooring backing, coupled with the permanent closure of our Ste-Marie mill (France) in 2006, resulted in a $12 million drop in sales for this division. Despite difficult market conditions for our papermill packaging business, market share increases in the United States and Europe compensated for lower demand in Canada. Sales for our honeycomb sector increased by 25% compared to 2006, due mainly to a U.S. acquisition in 2007 and increased demand for our Canadian divisions’ products. Stronger market demand for recycled content in North America resulted in improved sales for de-inked pulp business, in terms of shipments and pricing.

Operating income before depreciation and amortization (OIBD), excluding specific items, increased slightly to $60 million versus $58 million in 2006. The inclusion of Metro Waste at 100% accounted for a positive contribution. Higher waste paper market prices, combined with improved efficiencies, resulted in a positive contribution for recovery activities when compared to 2006. The continuation of cost-saving measures previously implemented and a realignment toward high-value and recycled sales products enabled the fine paper sector to maintain a stable contribution compared to 2006, despite higher pulp prices. This Group’s OIBD was impacted by higher raw materials prices and lower market demand for vinyl flooring backing in North America. The strengthening of the Canadian dollar negatively impacted on OIBD, by $15 million in 2007.

Tissue papers

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments (in thousands short tons)
	2007	2006	2007	2006	2007	2006
Manufacturing & converting	713	727	66	116	451	443
Excluding specific items			65	116

	Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)
	2007	2006	2007	2006	2007	2006
Manufacturing & converting	1,547	1,607	1,440	1,417	1,493	1,414

Tissue Group sales decreased by 2%, to $713 million in 2007 compared to $727 million in 2006. Average net realized prices in US$ were 1.6% higher in 2007 versus 2006, as a result of price increases implemented over 2006 and 2007 in parent rolls, in the U.S. commercial and industrial markets and in the US retail markets. Total shipments increased by 2% compared to 2006, but our integration rate decreased by 3%.

The Tissue Group’s operating income before depreciation and amortization, excluding specific items, stood at $65 million in 2007, compared to $116 million in 2006. This Group was negatively affected by the increase in raw materials production costs for $52 million, which were partly offset by an increase in the average realized U.S.-dollar selling price of converted products and parent rolls. The negative impact of foreign exchange accounted for $5 million. Selling costs were up due to an expanded sales force and higher advertising costs for some products.

On May 1, 2007, this Group sold the building of its Toronto (Pickering) converting facility, which had been closed in 2005, for an amount of $7 million, realizing a gain of $1 million. In June 2007, this Group changed the vocation of its western Canadian facility. The converting line located in Calgary was shut down and became a distribution centre for Western Canadian customers. This change did not have any impact on its operating results.

Corporate activities

Corporate activities include OIBD from the Company’s Engineering division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project is expected to last until the second quarter of 2008. It is impossible at this point to determine if this type of activity will continue in the future. The 2007 results of the corporate activities include an exchange gain on its U.S. centralized bank accounts and a gain of approximately $5 million on its forward exchange contracts. In 2007, the Company recorded a provision of $2 million related to the action filed by ServiceCore Inc. as well as a $3 million gain following the disposal of an investment in a privately-held company controlled by a related director for proceeds of $3 million.

Other items analysis

Depreciation and amortization

Depreciation and amortization increased to $208 million in 2007, from $161 million in 2006, primarily as a result of the Norampac acquisition at the end of 2006 and the additional depreciation required by the purchase price allocation following this acquisition. The amorti-zation expense of the fourth quarter decreased by $5 million, after finalization of the purchase price allocation of the remaining 50% share in Norampac in late 2006.

Operating income

As a result of the above, operating income increased by $48 million, to $144 million versus $96 million in 2006. Operating margins jumped from 2.9% in 2006 to 3.6% in 2007.

Excluding specific items, operating income for the year stood at $142 million, compared to $154 million in 2006. Operating margins decreased from 4.7% in 2006 to 3.6% in 2007.

Interest expense

The interest expense rose to $102 million, versus $79 million in 2006. Debt level increased following the acquisition of Norampac on December 29, 2006 and from the working capital requirements for 2007. Interest on the Company’s U.S.-denominated debts was reduced due to the strengthening of the Canadian dollar.

Foreign exchange gain on long-term debt

In 2007, the Company recorded a foreign exchange gain of $59 million on its U.S.-denominated debts, as the Canadian dollar rose to US$1.012 against the U.S. dollar as at December 31, 2007 compared to US$0.858 as at December 31, 2006. This compares to a zero foreign exchange gain or loss on the Company’s U.S.-denominated debts in 2006, since the Canadian dollar remained stable at US$0.858 against the U.S. dollar as at December 31, 2005 and 2006. These gains have no impact on the Company’s liquidities.

In 2007, the Company entered into derivatives instruments to fix US$900 million of its U.S.-denominated debt at an average exchange rate of CAN$0.981 (US$1.019). These instruments are recorded at fair value on the balance sheet with fluctuation in earnings, and the resulting gain or loss is included in the gain described above. As a result of these transactions, the Company was able to fix the cumulative foreign exchange gain on its U.S.-denominated debts at approximately $393 million, which has already been recorded in previous years’ earnings.

Provision for income taxes

The 2007 provision for income tax was $11 million, for an effective rate of 11% including the impact of all specific items and the change in the enacted tax rate. Excluding these specific items, the effective tax rate is approximately 43% including an adjustment to the 2006 provision. The Company recorded a positive adjustment to its future tax in the amount of $16 million, following two reductions of the federal tax rate in Canada and one in Germany.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States.

Share of results of significantly influenced companies and dilution gain

The share of results of significantly influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

The share of results includes a net dilution gain of $15 million, stemming from the Company’s reduced participation in Boralex Inc. from 43% to 34% following a public equity offering of 7.3 million common shares issued by Boralex at a price of $15.00 per share.

Net earnings

As a result of the foregoing factors, the Company posted net earnings of $95 million, or $0.95 per share in 2007, compared to $3 million or $0.04 per share in 2006. When excluding certain specific items, however, net earnings stood at $22 million or $0.22 per share compared to $52 million or $0.64 per share in 2006.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $89 million in liquidity in 2007, compared to $218 million in 2006. Changes in non-cash working capital components required $89 million in funds, compared to a cash inflow of $35 million in 2006. The 2007 cash outflow is mainly attributable to increased inventories due to business seasonality, lower demand and inventory build-up for customer promotional activities. In addition, the Company paid $44 million on the closing and restructuring cost provisions recorded in previous periods, of which $20 million is presented as cash requirements for discontinued operations. Higher selling prices also increase our level of accounts receivable. As at December 31, 2007, our involvement in a construction project for a third party (corporate activities) required approximately $35 million in funds resulting from high accounts receivable at the end of the year. This use of funds should decrease in 2008, as completion of this project is expected in the second quarter.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $178 million for 2007 compared to $183 million in 2006. Specific amounts of $16 million related to the loss on disposal of the Red Rock mill and closure and restructuring charges, $6 million for an inventory adjustment resulting from the Norampac acquisition and $2 million for a legal settlement – reduced cash flow from operating activities in 2007 versus $13 million in 2006. This cash flow measure is important, since it places the Company in a position to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

Investment activities in 2007 required total cash resources of $136 million, including the proceeds of the GSD disposal, mainly for capital expenditure projects.

The most important capital projects were:

Boxboard ($59 million)

•                  $17 million to add converting equipment for QSR business

•                  $4 million to install a new press in the Cobourg, Ontario converting plant

•                  $4 million to improve boiler efficiency at the Versailles mill

•                  $3 million to improve quality at the Blendecques, France mill.

Containerboard ($30 million)

•                  $9 million on various projects to improve efficiencies in papermill manufacturing

•                  $3 million to add converting equipment.

Specialty Products ($26 million)

•                  $4 million for equipment optimization in the three papermills

•                  $3 million in new equipment at the Kingsey Falls and Birmingham papermill packaging plants

•                  $3 million for sorting equipment in the recycling paper segments.

Tissue ($52 million)

•      $22 million on the new de-inking unit project in Memphis, Tennessee

•                  $5 million for paper machine upgrades in the Kingsey Falls and Mechanicville, New York mills

•                  $6 million for the automation of some converting equipment.

Corporate activities ($7 million)

•                  Investments aimed at energy consumption reduction.

On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, which had been closed in 2005, for $7 million.

On August 1, 2007, the Company’s Specialty Products Group acquired the assets of Honeycomb Products of Michigan Inc., a honeycomb board mill located in Grand Rapids, Michigan, for a purchase price of $11 million (US$10.4 million).

On January 25, 2007, the Company announced the sale of its 40% interest in GSD Packaging, LLC, a U.S.-based food pail manufacturing concern owned by the Boxboard Group through a joint venture, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). For the year ended December 31, 2006, this joint venture contributed $25 million in sales and $5 million in operating income before depreciation and amortization.

Financing activities

In 2007, the Company borrowed $100 million on its revolving facilities to finance the investments and meet the working capital requirements discussed above.

The Company also redeemed 492,700 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $5 million. Including these transactions and the $16 million in dividends paid out during 2007, financing activities provided $79 million in liquidity.

Liquidity from discontinued operations

In 2006, the Company sold its fine papers distribution activities and closed its Thunder Bay fine papers mill. In 2007, the Company sold its Thunder Bay mill and reclassified the Scierie Lemay (sawmill) and Greenfield SAS (pulp mill) activities as discontinued operations. These businesses required $40 million for their operating activities and closure and restructuring cost payments in 2007.

Debt refinancing

On December 29, 2006, in connection with the acquisition of the remaining outstanding common shares of Norampac, the Company completed the refinancing of its $875 million (including $325 million of Norampac) credit facility to provide for new $850 million credit facilities consisting of a $750 million secured revolving credit facility maturing in December 2011 and a $100 million secured term facility maturing in October 2012. The term facility can be reimbursed without penalty at the Company’s discretion, anytime prior to maturity. The Company’s obligations under the revolving credit facility and the term facility are secured by all of the Company’s inventory and receivables, as well as those of its subsidiaries located in North America, and by the property, plant and equipment of five of its mills.

On June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured revolving credit in the amount of $100 million, the objective of which was to ensure additional availability of funds.

Consolidated financial position as at December 31, 2007 and December 31, 2006

Following are the Company’s financial position and ratios:

(in millions of Canadian dollars)	2007	2006
Working capital (1)	616	598
% of sales (2)	16.5%	16.3%
Bank loan and advances	47	42
Current portion of long-term debt	4	9
Long-term debt	1,570	1,657
Total debt	1,621	1,708
Shareholders’ equity	1,199	1,157
Total equity and debt	2,820	2,865
Ratio of debt/total equity and debt	57.5%	59.6%
Shareholders’ equity per share	$12.09	$11.62

(1)        Working capital includes accounts receivable plus inventories less accounts payables. It excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $19 million as at December 31, 2007. It also excludes the current portion of derivatives financial instruments in the amount of $11 million and the current portion of future taxes liability in the amount of $1 million (assets of $40 million-2006).

(2)        2.% of sales = LTM Working Capital/LTM Sales.

Liquidity available via the Company’s credit facilities, along with the cash flow generated by its operating activities, will provide the Company with sufficient funds to meet its financial obligations and fulfill its capital expenditure program. At the end of 2007, the Company had $293 million (net of a credit letter in the amount of $34 million) available under its $850 million revolving credit facility, its $100-million unsecured facility and other joint-venture credit agreements. The Company did not use its new $100 million 12-month unsecured revolving-credit facility maturing in June 2008.

Comments on the fourth quarter of 2007

Net earnings for the fourth quarter ended December 31, 2007 amounted to $12 million ($0.12 per share) compared to a net loss of $46 million ($0.56 per share) for the fourth quarter ended December 31, 2006. When excluding specific items, net earnings for the fourth quarter of 2007 amounted to $1 million ($0.01 per share), compared with net earnings of $13 million ($0.16 per share) for the same quarter in 2006.

As a result of recent business acquisitions and better selling prices, sales increased by 11% during the fourth quarter of 2007, amounting to $937 million compared with $843 million last year. Operating income amounted to $19 million for the period compared to an operating loss of $17 million for the same quarter last year.

The activities of the Company’s Greenfield SAS pulp mill located in France and Scierie Lemay sawmill located in Québec were reclassified as discontinued operations during the fourth quarter of 2007. Consequently, the comparative financial information of 2006 has been restated to reflect this change.

Operating income excluding specific items amounted to $33 million and excludes the following items: $2 million impairment charge on certain assets of the Containerboard Group, $3 million closure and restructuring costs. It also includes a $10 million loss on disposal related to the sale of the Red Rock containerboard mill during the fourth quarter and a $3 million gain on the disposal of a non-core investment. The Company also recorded a $2 million unrealized loss of financial instruments.

Operating income before depreciation and amortization amounted to $68 million compared with $23 million in the fourth quarter of 2006. Excluding the specific items, the operating income before depreciation and amortization stood at $82 million compared with $77 million in 2006, a 6% increase.

Higher selling prices and the acquisition of the remaining 50% of Norampac, at the end of 2006, offset the impact of the stronger Canadian dollar and higher raw materials costs which impacted the fourth quarter of 2007 by $25 million and $36 million respectively. The Company’s actions regarding less-performing assets also contributed to the increased profitability in the fourth quarter of 2007.

The Company recorded a gain of $16 million on its long-term denominated debt in $U.S. and an additional closure and restructuring charge of $2 million on its Scierie Lemay sawmill. In the fourth quarter of 2007, the Company sold its coated Fine paper mill located in Thunder Bay, Ontario. The Company paid $5 million to the purchaser in order to support the start-up of the plant. The last two amounts are presented in discontinued operations. Following the change in the Canadian federal tax rate, the Company recorded a gain of $10 million in the fourth quarter.

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases, combined with the additional contribution of our recent acquisitions, more than offset the negative impact of higher raw materials costs and the Canadian dollar:

The operating income before depreciation and amortization variance analysis by segment is as follows:

OIBD variance analysis

	Packaging
(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Total Packaging	Tissue Papers	Corporate Activities	Consolidated
OIBD for the 3-month period ended December 31, 2006 (excluding specific items)	11	25	17	53	24	—	77
Positive (negative) impact from:
Volume (shipments)	(3)	(3)	1	(5)	(1)	—	(6)
Selling price & mix	15	12	6	33	12	(3)	42
Raw materials (1)	(11)	(9)	(4)	(24)	(12)	—	(36)
Energy price & consumption	(2)	—	—	(2)	—	—	(2)
Variation of the CAN$ (2)	(6)	(6)	(9)	(21)	(6)	2	(25)
Other variable costs (3)	1	(1)	—	—	(2)	(1)	(3)
Fixed costs and others (4)	6	5	2	13	—	(1)	12
Other sectors (5)	(2)	(1)	—	(3)	—	1	(2)
Business acquisitions and disposals	—	22	3	25	—	—	25
Change in OIBD for the year	(2)	19	(1)	16	(9)	(2)	5
OIBD excluding specific items	9	44	16	69	15	(2)	82
Specific items	—	(14)	(1)	(15)	—	1	(14)
OIBD for the 3-month period ended December 31, 2007	9	30	15	54	15	(1)	68

(1)     The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)     The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)     The impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)     Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)     Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

Outlook

CASCADES 2008 Issues and potential developments

Overall, we expect business conditions will continue to be challenging in the first half of the year as a result of high fiber costs and the uncertain economic environment. We will however maintain and strengthen initiatives aimed at improving profitability through

•	Continuous optimization of asset base

increased operational efficiency and enhanced product offering. Also, we will continue to focus on less performing assets, particularly our North American boxboard and tissue paper operations, with the goal of reaching an acceptable level of profitability within a reasonable time frame. As we have done in the last three years, we will continue to act proactively and

•	Continuous effort on marketing and product innovation
•	Deleveraging of balance sheet	follow a disciplined and targeted approach in regards to capital expenditures.

PACKAGING Boxboard 2008 Issues and potential developments

In North America, in 2008, the Boxboard Group expects to benefit from its equipment upgrades completed in the past year. The Group will also carefully monitor business conditions in order to complete the implementation of the announced a price increase for

•	Optimization of manufacturing assets	March 2008 and maintain the right balance between production and inventory levels. In addition, the Group could take further actions in regards to its indefinitely shut pulpmill and
•	Selling price increase implementation	sawmill. In Europe, the Group will continue to focus on its less performing mill located in La Rochette, France, and on the execution of the transaction with Reno de Medici.
•	Status of the indefinitely shut pulpmill and sawmill operations

PACKAGING Containerboard (Norampac) 2008 Issues and potential developments

In 2008, the Containerboard Group will carefully monitor business conditions to complete the implementation of the announced a price increase for March 2008 and maintain the right balance between production and inventory levels. In Canada, the Group anticipates a

•	Market management of supply/demand balance (level of inventories)

continuously strong competition in its box plant operations and it will continue to optimize its plant production system. On the cost side, it expects to be negatively impacted by increasing OCC prices (old corrugated containers) during the first months of 2008. At the

•	Selling price increase	strategic level, the Group continue to explore selective growth opportunities.
implementation
•	OCC pricing

PACKAGING Specialty Products 2008 Issues and potential developments

The Speciality Products Group intends to continue to take advantage of its favourable positioning in niche markets while increasing its integration with other business segments of Cascades. It will continue its research and development efforts and is committed to new

•	Continue refocusing of activities	product development while bringing to market new innovative and cost-effective packaging
•	Implementation of restructuring measures	solutions. The Group will also continue to implement its cost reduction program at the St-Jérôme and the East Angus mills while expanding and promoting its line of environmentally
•	Growth in recovery activities	friendly recycled-content specialty papers. Finally, the Specialty Products group will seek to expand its waste paper recovery and processing activities.

TISSUE 2008 Issues and potential developments

Overall, the Tissue Group anticipates that market conditions will remain relatively favourable as the new capacities in the US should be well absorbed by the growing demand. In fact, the Group’s operations are expected to benefit from an upward selling pricing

•	Level of competition in the Canadian market	environment in the US and for parents rolls as price hikes are currently announced or being implemented. On the cost side, the Group acknowledges upward pricing pressures for virgin
•	Continuous effort on the marketing of the Cascades brand	pulp and sorted office papers. Strategically, the Group will continue to mainly invest in its converting operations and in marketing to leverage the favourable market positioning of its
•	Virgin pulp and SOP pricing	environmentally friendly products. Finally, this Group analyzes different alternatives to improve its equipments for the processing of lower quality recycled fibre.
•	Optimization of converting
operations

Evolution of credit ratings

Cascades’ outstanding Senior Notes have been rated by Moody’s Investors Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Company’s Secured debt rating/Corporate rating/Unsecured debt rating at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BB+/BB/BB- (stable)

Industry classification

On November 30, 2007, Cascades was reclassified by S&P/TSX and Morgan Stanley Capital International (“MSCI”) to the Paper Packaging sub-industry after market close. More specifically, Cascades was reclassified from the Paper & Forest Products industry to the Containers & Packaging industry; however, it remains in the Materials Sector.

As a result of the divestiture of Cascades’ paper distribution activities, the closure of our coated fine paper operations and the acquisition of Norampac and other packaging assets, the Company’s profile has changed dramatically over the past two years. This reclassification better recognizes the fact that Cascades is not a forest company, but rather a manufacturer and converter of tissue and packaging products made with recycled fibres.

Capital stock information

As at December 31, 2007, issued and outstanding capital stock consisted of 99,144,351 common shares (99,533,654 as at December 31, 2006), and 2,459,056 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 175,006 forfeited, and the Company issued 422,068 stock options at an exercise price of $11.83.

As at March 14, 2008 issued and outstanding capital stock consisted of 98,930,351 common shares and 2,459,056 stock options.

Contractual obligations and other commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2007:

Contractual obligations

Payment due by period (in millions of dollars)	Total	Year 2008	Years 2009 and 2010	Years 2011 and 2012	Thereafter
Long-term debt	1,578	2	4	654	918
Capital lease	2	2	—	—	—
Operating lease	192	42	65	43	42
Purchase obligations	397	154	127	67	49
Legal settlement	12	2	5	5	—
Total contractual obligations	2,181	202	201	769	1,009

Transactions with related parties

The Company has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are controlled by one or more of its directors, for the supply of raw materials, including recycled paper, virgin pulp and energy; the supply of unconverted and converted products; and other agreements entered into in the normal course of business. Aggregate sales by the Company to its joint-venture partners and other affiliates totaled $83 million and $60 million for 2006 and 2007 respectively. Aggregate sales to the Company from its joint-venture partners and other affiliates came to $60 million and $11 million for 2006 and 2007 respectively. Aggregate sales to the Company from entities controlled by one or more of its directors totaled $7 million and $5 million for 2006 and 2007 respectively. Previous-year figures include 100% of the joint ventures’ interest.

Off-balance-sheet arrangements

In the normal course of business, Cascades finances some of its activities off-balance sheet through leases. The Company enters into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2007, are included in the contractual obligations table above.

Critical accounting policies

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Impairment of tangible assets

At least annually, we assess whether or not a permanent impairment in the value of assets has occurred. This is accomplished by determining if projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

Valuation of identifiable intangible assets and goodwill

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets, based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often require the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amortization expense amount recognized in future periods. The Company reviews the carrying values of all identifiable intangible assets and goodwill when certain conditions arise, to determine whether or not any impairment has occurred.

Income taxes

The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses, based on the Company’s assessment of its ability to utilize them to offset future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or fewer of these losses might be recognized as assets, which would increase or decrease the income tax expense, and consequently affect the Company’s net earnings in the relevant year.

Pension and post-retirement benefit costs

Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, as a result of fluctuations in headcount as well as changes in the assumptions.

Environmental clean-up costs

The Company expenses environmental disbursements related to existing conditions caused by past or current operations, from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties, when it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of accounts receivable

In order to record its accounts receivable at their net realizable value, the Company must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of its receivables’ aging and the each customer’s current creditworthiness. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired and increases in these allowances would be required.

Introduction of new accounting standards in 2007

Comprehensive income

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, “Comprehensive Income”. This section describes reporting and disclosure recommendations for comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

Equity

On January 1, 2007, the Company adopted CICA Handbook Section 3251, “Equity”, which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify the cumulative translation adjustments, which amounted to $9 million as at December 31, 2006 (2005 – $36 million) to the accumulated other comprehensive income.

Financial instruments – recognition and measurement

On January 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements, financial assets available for sale, assets and liabilities held for trading, and derivative financial instruments, whether or not these are part of a hedging relationship, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

This Section was applied retroactively, without restating the comparative figures, and resulted in an increase of $1 million in retained earnings and $1 million in accumulated other comprehensive income respectively as of January 1, 2007.

Hedges

On January 1, 2007, the Company adopted CICA Handbook Section 3865, “Hedges”. This section, which expands on the guidelines required by Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”, describes when and how hedge accounting can be applied, as well as the associated disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as that used for reporting these activities for the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.

Accounting changes

As at January 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting changes”. This Section establishes criteria to be met, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the Company’s consolidated financial position or the results of its operations.

Capital disclosures

In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital, such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether or not it has complied with any externally imposed capital requirements; and, if not, the consequences of such non-compliance. The Company elected to early adopt this new disclosure standard in 2007.

Financial instruments – disclosures and presentation

In December 2006, the CICA published two new standards: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, while at the same time revising and enhancing its disclosure requirements, and carrying its presentation requirements forward unchanged. The Company elected to early adopt these new standards in 2007.

New accounting standards not yet adopted

Inventories

In June 2007, the CICA published Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The new requirements will be effective January 1, 2008. The application of this new standard by the Company will decrease inventories by approximately $1 million, increase property, plant and equipment by $7 million, increase future income taxes by $2 million and increase retained earnings by $4 million.

Goodwill and intangible assets

In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for interim period and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in the evolution and convergence with International Financial Reporting Standards (“IFRS”) of Canadian GAAP, as used by public companies, over a transitional period currently expected to end by 2011. The precise timing of convergence will depend on an Accounting Standards Board “progress review”, to be undertaken and released by March 31, 2008. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they are expected to be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; standards not subject to a joint-convergence project will be revealed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The Company will convert to these new standards based on the timetable accompanying these new rules. The Company will closely monitor changes arising from this convergence.

Environmental issues

The Company is subject to environmental laws and regulations imposed by the various government and regulatory authorities in all countries in which it operates. The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances.

The Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

The Company’s European subsidiaries are also subject to the Pre-Kyoto protocol, in order to reduce worldwide CO2 emissions. Each unit has been allocated emission rights based on its 2002 emission level (“CO2 quota”). On a calendar-year basis, the Company must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota. However, if the Company has a credit surplus, we can sell it on the open market for a cash settlement. The Company is still focusing on reducing its CO2 emissions. Furthermore, some of its European subsidiaries were in a surplus credit position in 2007 and 2006, and sold 56,500 tonnes of CO2 credits on the open market in 2006, for €0.8 million. This amount was recorded in earnings. No excess quotas were sold in 2007, since the market price was zero at the end of that year. Our European units’ new quota levels for the years 2008-2012 were confirmed, and we expect to meet these requirements.

Disclosure controls and procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO), and the Vice-President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures was carried out as at December 31, 2007 under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2007.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles, including reconciliation to United States generally accepted accounting principles.

The President and Chief Executive Officer (CEO) and the Vice President and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, and based on that assessment have concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting on page 42.

No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk management

As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, results of operations and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Market risk

(a) Currency risk

The Company operates internationally and is exposed to foreign exchange risks arising from various currencies as a result of its export of goods produced in Canada, the United States, France, Germany, Sweden and England. These risks are partially covered by purchases, debt and forward-exchange contracts. Foreign-exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

Management has implemented a policy for managing foreign exchange risk against the relevant functional currency. The Company manages the foreign exchange exposure by entering into various foreign-exchange forward contracts.

(b) Price risk

The Company is exposed to commodity price risk and has entered into various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas. In 2006 and 2007, gains and losses arising from electricity and natural gas contracts were applied to earnings only when they were realized, whereas all other types of contracts were recorded at fair value. The Company uses these commodity contracts to help manage its production costs.

Additional information on our North American natural gas and electricity hedging programs, which takes into account recent acquisitions and closures, is set out below:

North American natural gas hedging

	United States	Canada
Natural gas consumption	39%	61%
% of consumption hedged	38%	58%
Average price – hedge book	US$8.10/mmBt	$6.55/GJ

North American electricity hedging

	United States	Canada
Electricity consumption	29%	71%
Electricity consumption in a regulated market	52%	75%
% of consumption hedged in a deregulated market	9%	14%
Average price – hedge book	US$0.074/KWh	$0.056/KWh

(c) Cash-flow and fair-value interest rate risks

As the Company has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Company to a fair-value interest rate risk.

Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Company reduces this risk by dealing with creditworthy financial institutions.

The Company is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of a customer’s financial position and a regular review of their credit limits. The Company also believes that no particular concentration of credit risks exists, due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

Supplemental information on non-GAAP measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the year ended December 31
(in millions of Canadian dollars)	2007	2006
Net earnings	95	3
Net loss from discontinued operations	19	16
Non-controlling interest	3	—
Share of results of significantly influenced companies and dilution gain	(27)	(8)
Provision for income taxes	11	6
Foreign exchange gain on long-term debt	(59)	—
Interest expense	102	79
Operating income	144	96
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—
Gains on disposal and other	(17)	(4)
Impairment loss on property, plant and equipment	3	47
Closure and restructuring costs	6	20
Unrealized gain on financial instruments	—	(5)
	(2)	58
Operating income–excluding specific items	142	154
Depreciation and amortization	208	161
Operating income before depreciation and amortization–excluding specific items	350	315

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

For the year ended December 31 (in millions of Canadian dollars,	Net earnings		Net earnings per share (1)
except amount per share)	2007	2006	2007	2006
As per GAAP	95	3	$0.95	$0.04
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	$0.04	—
Impairment loss on property, plant and equipment	3	47	$0.02	$0.42
Closure and restructuring costs	6	20	$0.04	$0.18
Gains on disposal and other	(17)	(4)	$(0.09)	$(0.02)
Unrealized gain on financial instruments	—	(5)	—	$(0.05)
Foreign exchange gain on long-term debt	(59)	—	$(0.49)	$(0.02)
Share of results of significantly influenced companies and dilution gain	(15)	—	$(0.15)	—
Included in discontinued operations	9	18	$0.06	$0.15
Adjustment of statutory tax rate	(16)	(5)	$(0.16)	$(0.06)
Tax effect on specific items	10	(22)
	(73)	49	$(0.73)	$0.60
Excluding specific items	22	52	$0.22	$0.64

(1) Specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)		Cash flow from operations (adjusted) per share
For the year ended December 31 (in millions of dollars, except amounts per share)	2007	2006	2007	2006
Cash flow provided by operating activities as per GAAP	89	218
Changes in non-cash working capital components	89	(35)
Cash flow from operations (adjusted)	178	183	$1.79	$2.26
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	$0.06	—
Gains on disposal and other	12	—	$0.12	—
Closure and restructuring costs, net of current income tax	6	13	$0.06	$0.16
Excluding specific items	202	196	$2.03	$2.42

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

For the year ended December 31 (in millions of dollars)	2007	2006
Cash flow provided by operating activities as per GAAP	89	218
Changes in non-cash working capital components	89	(35)
Depreciation and amortization	(208)	(161)
Current income taxes	33	34
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	102	79
Gains on disposal and other	29	4
Impairment loss on property, plant and equipment	(3)	(47)
Closure and restructuring costs	—	(3)
Unrealized gain on financial instruments	—	5
Other non-cash adjustments	13	2
Operating income from continuing operations	144	96
Depreciation and amortization	208	161
Operating income before depreciation and amortization	352	257